51 Madison Avenue

New York, New York 10010

October 1, 2021

VIA EDGAR

John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ ETF Trust (File No. 333-152915 and File No. 811-22227) (the “Registrant”)

Dear Mr. Ganley:

This letter responds to your comments, provided via telephonic discussion, regarding the Registrant’s filing on July 28, 2021, of Post-Effective Amendment No. 204 to its Registration Statement under the Securities Act of 1933 and Amendment No. 206 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ Clean Oceans ETF (the “Fund”), a series of the Trust. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Fund Name

Comment 1: The Staff notes that the phrase “In alignment with Oceana, Inc.®” after the Fund’s name could be construed by some investors as an endorsement of the Fund from the non-profit. Therefore, the Staff requests that the Fund add a footnote to this phrase to clearly indicate that it is not an endorsement.

Response: On the front over, and in any other instance where “In alignment with Oceana, Inc.” is set forth near the Fund’s name, the Registrant has added a footnote noting that shares of the Fund are not endorsed by the non-profit.

Comment 2: The Staff believes the thematic criteria listed in the section entitled “Principal Investment Strategies” are not closely enough aligned with the goal of providing “Clean Oceans,” as suggested by the Fund’s name. Therefore, please revise the Index’s selection criteria so as to select companies that are directly involved with the goal of providing clean oceans, or, alternatively, revise the Fund’s name.

Response: In light of the Staff’s comment, the Fund undertook a review of the applicable provisions of the 1940 Act pertaining to fund names, namely Section 35(d) and Rule 35d-1 thereunder.

The Fund believes that Rule 35d-1 under the 1940 Act is not implicated by the inclusion of the phrase “clean oceans” in the Fund’s name.

Rule 35d-1(a)(2)(i) states the following:

For purposes of section 35(d) of the [1940 Act], a materially deceptive name of a Fund includes . . . [a] name suggesting that the Fund focuses its investments in a particular type of investment or investments, or in a particular industry or group of industries, unless: . . . the Fund has adopted a policy to invest . . . at least 80% of the value of its assets in the particular type of investments, or in investments in the particular industry or group of industries, suggested by the Fund’s name. [emphasis added]

The adopting release1 to Rule 35d-1 provides additional clarity as to the types of scenarios to which Rule 35d-1 would apply.

We are adopting, substantially as proposed, the requirement that an investment company with a name that suggests that the company focuses its investments in a particular type of investment (e.g., the ABC Stock Fund or XYZ Bond Fund) or in investments in a particular industry (e.g., the ABC Utilities Fund or the XYZ Health Care Fund) invest at least 80% of its assets in the type of investment suggested by the name. [emphasis added]

As the text indicates, Rule 35d-1 interprets “types of investments” to mean distinct asset classes, such as stocks and bonds. Similarly, it interprets “industry or group of industries” to be well-recognized, distinct segments of the broader investment universe, such as the utilities or health care sector. The Fund believes that neither category is implicated by the term “clean oceans,” as the phrase “clean oceans” is neither an asset class in which the Fund can invest nor is it an industry or distinct subset of an industry. Stated differently, there are no widely known “clean oceans” securities and there is no “clean oceans” industry. In respect of each, there are likely to be many companies in whose stock the Fund may invest that are not obviously part of the same types of investments or the same industry.

The Adopting Release also states that the standard for names not covered by Rule 35d-1 will continue to be “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” Notwithstanding the fact that the term “clean oceans” does not implicate a type of investment or an industry, there is nothing in the name that would lead an investor to believe that the Fund is investing inconsistently with the Fund’s investments or disclosed risks.

[1]	Investment Company Names, Investment Company Act Release No. 24,828 (Jan 17, 2001), 66 Fed. Reg. 8509, 8513 (Feb. 1, 2001) [hereinafter “Adopting Release”].

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Accordingly, the term “clean oceans” does not, in our view, implicate Rule 35d-1.

Next, the Registrant examined the requirements of Section 35(d) of the 1940 Act, set forth below.

Deceptive or Misleading Names -- It shall be unlawful for any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially misleading or deceptive.

In this regard, the Fund believes that the name “clean oceans” is not materially misleading or deceptive. Moreover, a precise and very detailed description of the exposure that the Underlying Index (and thereby, the Fund) seeks to provide is set forth in the the section entitled “Principal Investment Strategies.”

Accordingly, the Fund believes that the name is not materially misleading or deceptive under Section 35(d) of the 1940 Act. Nonetheless, giving due consideration to the Staff’s comment, and for the avoidance of doubt, the Fund has included the following disclosure as the third sentence of the section entitled “Principal Investment Strategies”:

Companies selected for inclusion in the Underlying Index offer products and services that target solutions which contribute to the protection or achievement of cleaner oceans, are users of such products or services, or are engaged in activities with ocean-related sustainability objectives. A company included in the Underlying Index is not required to be primarily or even directly engaged in activities that protect or achieve cleaner oceans.

Fee Table

Comment 3: Please provide a completed fee table and fee example numbers for the Fund.

Response: A completed fee table and example numbers for the Fund has been set forth in Exhibit A to this response letter.

Principal Investment Strategies

Comment 4: The Staff notes the disclosure states, “The Underlying Index may include as a component one or more ETFs advised by the Advisor (“Affiliated ETFs”) and the Fund will typically invest in any Affiliated ETF included in the Underlying Index. The Fund also may invest in Affiliated ETFs that are not components of the index if such an investment will help the Fund track the Underlying Index.” If the Fund is expecting to invest in affiliated ETFs, please add an “Acquired Fund Fees and Expenses” line item to the fee table or explain to the Staff why such line item is not necessary.

Response: The Fund acknowledges the Staff’s comment and confirms that the Fund is not currently expecting to invest in Affiliated ETFs. Accordingly, no corresponding line item has been included in the table set forth in “Fees and Expenses of the Fund.”

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Principal Risks

Comment 5: The Staff notes that the Principal Risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response: The Registrant respectfully declines to re-order its principal risk disclosures as requested. Despite the Commission’s numerous recent amendments to Form N-1A, Item 9(c) of Form N-1A continues to simply require that a registrant “[d]isclose the principal risks of investing in the Fund.” Item 4(b)(1)(i) of Form N-1A requires a registrant to summarize, but not order in any particular way, those principal risks.

Thus, all risks disclosed pursuant to those items are “principal” risks. The Form does not require that a registrant set forth those risks in order of materiality, or any other order. Moreover, the level of materiality of each risk factor could change as often as on an intraday basis, i.e., what is the most material risk at one moment may not be the most material risk at the next. Accordingly, the Registrant believes that emphasizing one risk over another may be potentially misleading to investors. In addition, that practice, if engaged throughout a fund complex, would require an adviser to monitor the level of principal risk materiality associated with all of the Funds in the complex on a nearly constant basis. In turn, this could require frequent registration statement amendments that would burden the Funds with additional costs and, again, potentially confuse investors who might receive or otherwise view any number of supplements that re-order risks.

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin

Matthew V. Curtin

Secretary, IndexIQ ETF Trust

cc:	Jonathan Zimmerman, Executive Vice President

Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP

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Exhibit A

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.45%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(a)	0.01%
Total Annual Fund Operating Expenses	0.46%
Expense Waiver/Reimbursement(b)	0.01%
Total Annual Fund Operating Expenses After Waiver/Reimbursement)	0.45%

___________________

(a)	The Fund has not yet commenced operations and Other Expenses are based on estimated amounts for the current fiscal year.
(b)	IndexIQ Advisors LLC (the “Advisor”) has contractually agreed to waive or reduce its management fee and/or reimburse expenses of the Fund in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, dividends paid on short sales, acquired fund fees and expenses, and extraordinary expenses) to not more than 0.45% of the average daily net assets of the Fund. The agreement will remain in effect until August 31, 2022 unless terminated by the Board of Trustees of the Fund.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. The return of 5% and estimated expenses are for illustration purposes only, and should not be considered indicators of expected Fund expenses or performance, which may be greater or less than the estimates. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$46	$147

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